UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

CNPJ/MF nº 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

Closing of a Share Buyback Program and Approval of a New Program

TIM S.A. (“Company”) (B3: TIMS3 and NYSE: TIMB) in compliance with Section 157 of Law No. 6,404/76 and the provisions of CVM Resolution No. 44/21, hereby informs its shareholders, the market in general and other interested parties that the Company’s Board of Directors on the date hereof:

1.	Acknowledged about the closing of the Share Buyback Program approved at the meeting of the Company's Board of Directors on June 12, 2023 ("Program 6"). During the period of Program 6, 4,672,400 (four million six hundred and seventy-two thousand and four hundred) common shares of the Company were acquired by an average price of R$16.44 (sixteen reais and forty-four cents), in order to fulfill the obligations regarding the stock-based Long-Term Incentive Plan addressed to the Company's executives;

2.	Approved a new Share Buyback Program (“Program 7”), of its own issuance, pursuant to Section 22, V, of the Company's By-laws and of Section 6 of CVM Resolution No. 77/22, with the following conditions:

(i)	Objective: The purpose of the program is to support the stock-based compensation of the Long-Term Incentive Plan – LTI or for eventual cancellation, without reducing the capital stock.

(ii)	Number of Shares that may be acquired during the Program 7: Up to 5,040,044 (five million, forty thousand and forty-four) common shares of the Company (“Shares”) may be acquired, without reduction of the capital stock, corresponding to 0.19% (zero point nineteen percent) of the total common shares of the Company or 0.56% (zero point fifty-six percent) of the free float shares. The Company’s Management may decide the best moment, within the Program Term, to carry out the acquisitions of the Shares, and may make one or several acquisitions.

(iii)	Deadline: The Program 7 will start as of the date of the Board of Directors’ resolution, remaining in force until January 30th, 2026, the acquisitions being made at the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, in compliance with the applicable legal and regulatory limits.

(iv)	Intermediary Financial Institution: The acquisition of shares will be performed through BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“BTG PACTUAL”).

(v)	Resources to be used: The resources of the capital and profit reserves, which total R$ 7,505,792,968.60 (seven billion, five hundred and five million, seven hundred and ninety-two thousand, nine hundred and sixty-eight reais and sixty cents), net of funding costs, will be used according to the Interim Financial Statements as of June 30th, 2024, except for the reserves referred to in Section 8, paragraph 1, of CVM Resolution No. 77/22.

(vi)	The Minutes of the Board of Directors’ Meeting that approved the Program are available at the Company's Investor Relations website www.tim.com.br/ir, as well as at the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and B3, www.cvm.gov.br and www.b3.com.br, where the information required by Appendix G of CVM Instruction No. 80/22 is available.

The Company will keep its shareholders and the market informed about the progress of the Program, in accordance with the applicable regulations.

Rio de Janeiro, July 30th, 2024.

TIM S.A.

Alberto Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer